"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange

ORKLA

02060265

02 NOV 21


P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


---

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 2254 4425

SUPPL

Date: 7 November 2002

## ORK – BBH builds new brewery in Kazakstan

Baltic Beverages Holding AB (BBH) expands its business area by acquiring 76 per cent of the IRBIS brewery in Alma-Ata in Kazakstan. IRBIS is one of the leading premium beer brands and the expansion into Kazakstan will contribute to BBH's continued fast growth.

In order to increase the brewing capacity to 0.8 million hl beer, BBH invests EURO 45 million in a new brewery, which is expected to be ready during the summer of 2004. During the construction period, the position of the IRBIS brand shall be strengthened further and therefore IRBIS will be brewed both at the existing brewery and at some of BBH's Russian breweries.

During the past years, the consumption of beer in Kazakstan has increased by 20 per cent. The per capita consumption of the 16 million inhabitants is 20 litres, which is a fourth of the Western European level, and therefore possibilities of growth are fine. The market is divided among a number of smaller of breweries.

With a 13 per cent growth rate in the gross national product during the past few years, the economic development of Kazakstan has been stronger than that of any other previous Soviet republics. This year, the growth rate is expected to be approximately 8 per cent.



12/19

"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange

02 NOV 21 AM 11:07

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

---

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: November 6 2002

## ORK – Recommendation for new Chairman of the Board

Orkla's Election Committee unanimously recommends the election of Johan Fr. Odfjell as a new member of the Board and Chairman of the Board of Directors of the Orkla Group. The election will take place at a meeting of the Corporate Assembly on 21 November. The term of office of Tom Ruud, who is resigning from his post as Chairman of the Board due to his appointment to a new position, was originally to run until summer 2003. However, the Election Committee recommends that Mr Odfjell be elected Chairman of the Board for the period until the ordinary election of the Board of Directors in summer 2004.

The Election Committee comprised Harald Arnkværn (Chairman), Tore Lindholt, Allan Åkerstedt and Elisabeth Grieg. As representative of the employees, Gunn Liabø joined the Election Committee on this occasion and agrees with the recommendation.

"Exemption No. 82-3998"

# Press release

02 NOV 21 AM 7:07

ORKLA

www.orkla.com
P. O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

Ref.: Terje Andersen SVP Corporate Finance Tel.: +47 22 54 44 19
Ole Kristian Lunde SVP Corporate Communications Tel.: +47 22 54 44 31

Date: 7 November 2002

## Growth for Orkla's industrial operations in the third quarter

**In total, Orkla's Industry division posted higher profit than in the third quarter of last year. Orkla Brands and Orkla Media achieved profit growth, while the performance of the other business areas was more mixed. The return on Orkla's share portfolio was clearly less negative than the average for the Oslo Stock Exchange.**

In comparison with the corresponding period of last year, Group operating revenues for the first nine months dropped NOK 1.2 billion to NOK 32 billion. Group operating profit before goodwill amortisation and other revenues and expenses totalled NOK 2.8 billion at the end of the third quarter, on a par with last year. Adjusted for currency effects, operating revenues for the third quarter alone were much the same as in the corresponding period of last year, while operating profit before goodwill amortisation was up 13 per cent.

"Orkla has a satisfactory development in underlying operations. The demanding situation in some markets however give us some special challenges. That is why we have programmes for improvements in cost control and operations in all our business areas and a number of countries," says Orkla President and CEO Finn Jebsen.

On an extremely weak financial market, Orkla's investment portfolio did considerably less badly than the stock exchange indices with which it is relevant to compare Orkla's performance. The total return on the portfolio at the end of the third quarter was -14.2 per cent, compared with -33.8 per cent for the Oslo Stock Exchange Benchmark Index.

In September, the Chemicals business entered into an agreement to buy the Swiss company Atisholz, which manufactures speciality cellulose and wood-based chemicals. At the same time, several smaller businesses in the Chemicals area are being sold. Also in September, Orkla Foods acquired the Danish company Credin, a leading manufacturer of ingredients for bakeries in Denmark, Poland and Portugal.

Profit before tax for the first nine months totalled NOK 2.3 billion. Earnings per share amounted to NOK 7.2, compared with NOK 7.7 at the end of the third quarter of last year. Before goodwill

amortisation and non-recurring items, earnings per share were NOK 9.0, compared with NOK 9.3 for the corresponding period of 2001.

## BRANDED CONSUMER GOODS

- **Orkla Foods'** operating profit before goodwill amortisation totalled NOK 591 million for the first nine months of 2002, compared with NOK 628 million for the corresponding period of last year. Adjusted for currency effects, this corresponds to a four per cent decline in profit for continuing business.
- **Orkla Beverages** (40 per cent of Carlsberg Breweries) Orkla's interest in Carlsberg Breweries generated operating profit before goodwill of NOK 1.2 billion for the first nine months of the year, compared with NOK 1.1 billion last year. Adjusted for currency effects, this is equivalent to 19 per cent growth, which is mainly ascribable to profit growth in the Nordic region and for BBH. Operating revenues at the end of the third quarter amounted to NOK 11.0 billion, compared with NOK 11.2 billion in the first nine months of 2001.
- **Orkla Brands'** operating profit before goodwill amortisation amounted to NOK 565 million at the end of the third quarter, up 18 per cent compared with the same time last year. The rise was ascribable to a high level of exports from Lilleborg Home and Personal Care, high sales of this year's new launches and good sales performances by Biscuits and Snacks, while the weaker distribution situation for Household Textiles had a negative effect.
- **Orkla Media** posted operating profit before goodwill of NOK 79 million for the first nine months, down from NOK 192 million last year. Profit for the third quarter alone was NOK 32 million, compared with NOK 15 million in the corresponding period of last year. Magazines and Newspapers Norway achieved profit growth, while Orkla Media's newspaper businesses in Denmark and Poland are expected to continue to suffer from weak advertising markets. Cost reduction programmes and lower paper prices offset much of the decline in advertising revenues.

## CHEMICALS

Borregaard's operating profit for the first nine months totalled NOK 406 million, down from NOK 437 million last year. The stronger Norwegian krone and the weaker US dollar had a negative impact on profit. The acquisition of the Swiss company Atisholz is part of Borregaard's strategy to concentrate activities more strongly in global niche areas for speciality and fine chemicals. At the same time, so far this year Borregaard has entered into agreements to sell nine small power plants and the Swedish company Kemetyl.

## FINANCIAL INVESTMENTS

After dropping 11.2 per cent in the first six months of this year, the Oslo Stock Exchange Benchmark Index fell a further 25.5 per cent in the third quarter. The Index was therefore 33.8 per cent lower than at the beginning of the year. In the same period, the negative return on Orkla's investment portfolio was 14.2 per cent. The investment in Elkem contributed to the positive difference in comparison with the OSE Benchmark Index. Profit before tax for the Financial Investments division totals NOK 518 million so far this year, compared with NOK 777 million in the corresponding period of 2001. Realised gains amounted to NOK 153 million, compared with NOK 172 million last year. Dividends received totalled NOK 339 million, compared with NOK 539 million last year. Unrealised gains on the share portfolio amounted to approximately NOK 74

million. The market value of the portfolio at the end of the third quarter was approximately NOK 12 billion.

## FINANCIAL SITUATION

At the end of the first nine months, the Group's free cash flow from the Industry area was NOK 572 million better than at the same time last year. Tax on the gain from the sale of Hartwall shares led to higher paid taxes in 2002. At the end of the third quarter, expansion investments and acquisitions totalled NOK 1.4 billion. The most important were capacity expansions at BBH and acquisitions of new businesses by Beverages and Orkla Foods. Buy-backs of Orkla shares totalled NOK 315 million. Positive currency effects on interest-bearing liabilities amounted to approximately NOK 1 billion.

## STRATEGY REVIEW

The Board of Directors has reviewed Orkla's main strategy. This topic has been discussed systematically at a number of board meetings and the Board has thoroughly reviewed and evaluated the Group's individual core business areas as well as the overall strategy.

The Board has concluded unanimously that Orkla's goal is to give shareholders a long-term return that is well above the market average. In order to achieve this, a continued ambitious growth strategy is planned for the Group's industrial operations. This entails focus on efficient operations, organic growth and exploiting structural opportunities by acquiring new businesses.

In the Board's view, Orkla has the necessary financial and management resources to implement an industrial growth strategy of this nature.

At the same time, the Group's dual structure will be maintained by continuing its financial investment activities, but no significant new capital will be allocated to the Financial Investments division.

In the Industry division, the Branded Consumer Goods business will be the main priority and will increase its degree of internationalisation over time. The Chemicals business will be specialised and concentrated on core business areas, while in the longer term Orkla will consider alternative structural solutions for all or parts of this business area.

– o0o –

## Group income statement

| Amounts in NOK million | 1.1.-30.9. 2002 | 2001 | 1.1.-31.12. 2001 | 1.7.-30.9. 2002 | 2001 |
|---|---|---|---|---|---|
| **Operating revenues** | **31,996** | 33,222 | 44,799 | **10,545** | 11,283 |
| Operating expenses | **(27,572)** | (28,852) | (38,965) | **(8,928)** | (9,706) |
| Ord. depreciation and write-downs | **(1,658)** | (1,601) | (2,148) | **(546)** | (533) |
| Operating profit before goodwill and other revenues and expenses | **2,766** | 2,769 | 3,686 | **1,071** | 1,044 |
| Goodwill amortisation and write-downs | **(365)** | (332) | (454) | **(121)** | (111) |
| Other revenues and expenses 1) | **(20)** | 19 | 28 | **12** | 0 |
| **Operating profit** | **2,381** | 2,456 | 3,260 | **962** | 933 |
| Profit from associates | **257** | 235 | 1,510 | **85** | 75 |
| Dividends | **353** | 541 | 545 | **33** | 56 |
| Portfolio gains | **153** | 172 | (760) | **(26)** | (335) |
| Financial items, net | **(862)** | (952) | (1,302) | **(275)** | (359) |
| **Profit before tax** | **2,282** | 2,452 | 3,253 | **779** | 370 |
| Taxes | **(616)** | (662) | (773) | **(210)** | (100) |
| **Profit after tax** | **1,666** | 1,790 | 2,480 | **569** | 270 |
| Of this minority interests | **159** | 162 | 211 | **65** | 72 |
| Profit before tax, Industry area | **1,764** | 1,675 | 3,363 | **769** | 649 |
| Profit before tax, Financial Investments | **518** | 777 | (110) | **10** | (279) |
| **Earnings per share fully diluted (NOK)** | **7.2** | 7.7 | 10.7 | **2.4** | 0.9 |
| **Earnings per share fully diluted, adjusted (NOK)2)** | **9.0** | 9.3 | 13.3 | **2.9** | 1.5 |

1) Other revenues and expenses totalled NOK -20 million in third quarter 2002: Gains from sale of Kemetyl (NOK 25 million), restructuring Orkla Foods (NOK -49 million), Orkla Beverages (NOK 4 million). In third quarter 2001 NOK 19 million: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 46 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals.

2) *Excluding goodwill amortisation and non-recurring items.*

| Amounts in NOK million | Operating revenues 1.1.-30.9. 2002 | 1.1.-30.9. 2001 | 1.1.-31.12. 2001 | 1.7.-30.9. 2002 | 1.7.-30.9. 2001 | Operating profit before goodwill amortisation 1.1.-30.9. 2002 | 1.1.-30.9. 2001 | 1.1.-31.12. 2001 | 1.7.-30.9. 2002 | 1.7.-30.9. 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| Orkla Foods | **8,021** | 8,079 | 11,133 | **2,692** | 2,682 | **591** | 628 | 952 | **239** | 244 |
| Orkla Beverages | **11,045** | 11,227 | 14,924 | **3,775** | 4,144 | **1,199** | 1,090 | 1,311 | **533** | 549 |
| Orkla Brands | **3,278** | 3,328 | 4,527 | **1,076** | 1,080 | **565** | 477 | 648 | **198** | 150 |
| Orkla Media | **5,291** | 5,517 | 7,453 | **1,671** | 1,744 | **79** | 192 | 294 | **32** | 15 |
| Eliminations | **(109)** | (105) | (153) | **(41)** | (36) | **0** | 0 | 0 | **0** | 0 |
| **Branded Consumer Goods** | **27,526** | 28,046 | 37,884 | **9,173** | 9,614 | **2,434** | 2,387 | 3,205 | **1,002** | 958 |
| **Chemicals** | **4,345** | 4,923 | 6,581 | **1,328** | 1,641 | **406** | 437 | 569 | **95** | 111 |
| H.O./Unallocated/ Eliminations | **(53)** | 102 | 79 | **(22)** | (18) | **(88)** | (78) | (117) | **(30)** | (27) |
| **Industry** | **31,818** | 33,071 | 44,544 | **10,479** | 11,237 | **2,752** | 2,746 | 3,657 | **1,067** | 1,042 |
| **Fin. Investments** | **178** | 151 | 255 | **66** | 46 | **14** | 23 | 29 | **4** | 2 |
| **Group** | **31,996** | 33,222 | 44,799 | **10,545** | 11,283 | **2,766** | 2,769 | 3,686 | **1,071** | 1,044 |

## Group balance sheet

| Amounts in NOK million | **30.9. 2002** | 30.9. 2001 | 31.12 2001 |
|---|---|---|---|
| **Assets:** | | | |
| Long-term assets | **26,663** | 28,914 | 28,434 |
| Portfolio investments etc. | **12,064** | 12,689 | 11,599 |
| Short-term assets | **13,325** | 14,727 | 14,612 |
| **Total assets** | **52,052** | 56,330 | 54,645 |
| | | | |
| **Equity and Liabilities:** | | | |
| Equity and minority interests | **19,607** | 18,939 | 18,957 |
| Interest-bearing liabilities | **20,947** | 24,681 | 22,712 |
| Interest-free liabilities and provisions | **11,498** | 12,710 | 12,976 |
| **Total equity and liabilities** | **52,052** | 56,330 | 54,645 |
| Equity to total assets ratio (%): | | | |
| Book | **37.7** | 33.6 | 34.7 |
| Incl. unrealised gains before tax | **37.8** | 34.8 | 37.8 |

EXEMPTION No. 82-3998

# The Orkla Group

## Third Quarter 2002

7 November 2002



ORKLA

# Agenda

- Key figures and highlights
- Trading conditions
  - Currency effects
- Q3 results by division
- Balance Sheet and Cash Flow Statement
- Strategy





ORKLA

# Highlights Q3

- Satisfactory operational performance in challenging environments
  - Strong performance for Brands
  - Improvements for Beverages partly offset by currency effects and weak performance in some markets
  - Media weak as expected, but improvement from last year
- The return on the investment portfolio was -14.2 % year to date compared with OSE -33.8 %





# Key figures Q3

| NOK million | 1 July - 30 Sept 2002 | 2001 | Change | FX neutral |
|---|---|---|---|---|
| Operating revenues | 10 545 | 11 283 | -7 % | -1 % |
| EBITA* | 1 071 | 1 044 | 3 % | 13 % |
| Portfolio gains/losses | -26 | -335 | | |
| Profit before tax | 779 | 370 | | |
| Earnings per share (NOK) | 2.4 | 0.9 | | |
| Cash flow from operations | 1 480 | 1 657 | | |

* Excl. other revenues and expenses



# Trading conditions Q3

- Operating parameters for Branded Consumer Goods mainly unchanged
  - Advertising markets still weak in Denmark and Poland
  - Seafood markets a challenge
  - Weak economy in Turkey
- Relatively stable markets for specialised chemical products
- Continued sharp downturn in equity markets: OSEBX -25.5 %
- Weakening of the USD and further strengthening of the NOK compared with Q3 last year



10
9.5
9
8.5
8
7.5
7
01.01.2001
01.04.2001
01.07.2001
01.10.2001
01.01.2002
01.04.2002
01.07.2002
01.10.2002
USDNOK
EURNOK




ORKLA

# Currency effects

- Major exposure are translation of results from foreign subsidiaries and export sales in Chemicals
- There are other local currency effects, but these are less significant for the Group

| | Revenues | | EBITA | | |
|---|---|---|---|---|---|
| NOK million | YTD | Q3 | YTD | Q3 | Exposure |
| Foods | -324 | -118 | -17 | -8 | Translation |
| Beverages | -729 | -356 | -85 | -55 | Translation incl. BBH* |
| Brands | -44 | -13 | -5 | -2 | Translation |
| Media | -236 | -100 | -6 | -1 | Translation |
| Chemicals | -120 | -65 | -45 | -30 | Export/Translation |
| Total | -1453 | -652 | -158 | -96 | |
| Effect in % | -4.6 % | -6.2 % | -5.6 % | -8.8 % | |



*BBH: Only USD/EUR effect



ORKLA

# Orkla Foods

| in NOK million | 1 Jan - 30 Sept 2002 | 2001 | Change Acc. | FX neutral | 1 July - 30 Sept 2002 | 2001 | Change Acc. | FX neutral |
|---|---|---|---|---|---|---|---|---|
| Op. revenues | 8 021 | 8 079 | -1 % | 3.0 % | 2 692 | 2 682 | 0 % | 5.0 % |
| EBITA* | 591 | 628 | -6 % | -3.0 % | 239 | 244 | -2 % | 1.0 % |
| GW-amortisation | -122 | -121 | | | -41 | -40 | | |
| Operating profit* | 469 | 507 | | | 198 | 204 | | |
| EBITA-margin* | 7.4 % | 7.8 % | | | 8.9 % | 9.1 % | | |

* Excluding other revenues and expenses

- Organic growth +2 %
  - Improvement in Procordia Food in Sweden
  - Seafood market remains challenging

- Acquisition of Credin in Denmark and 15 % share in Chumak in Ukraine





ORKLA

# Orkla Foods - Going forward

- Profit in Orkla Foods anticipated to be on a par with or somewhat lower than last year

- Improvement programs
  - Redesign program for Procordia Food proceeding as planned
  - Improvement program initiated for Abba Seafood
  - Further improvement measures for Superfish in Poland

- Gradual reduction of raw material costs for the seafood business in 2003





ORKLA

# Orkla Beverages (40% of Carlsberg Breweries)

| in NOK million | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change Acc. | Change FX neutral | 1 July - 30 Sept 2002 | 1 July - 30 Sept 2001 | Change Acc. | Change FX neutral |
|---|---|---|---|---|---|---|---|---|
| Op. revenues | 11 045 | 11 227 | -2 % | 5 % | 3 775 | 4 144 | -9 % | 0 % |
| EBITA* | 1 199 | 1 090 | 10 % | 19 % | 533 | 549 | -3 % | 8 % |
| GW-amortisation | -81 | -69 | | | -30 | -22 | | |
| Operating profit* | 1 118 | 1 021 | | | 503 | 527 | | |
| EBITA-margin* | 10.9 % | 9.7 % | | | 14.1 % | 13.2 % | | |
| Profit from Ass.Comp** | 40 | 9 | | | 27 | 5 | | |

* Excluding other revenues and expenses and excluding Hite (consolidated as an associated company)
**CB reports Assosiated Companies excluding taxes as part of EBITA

- Strong performance in the Nordic region, weaker in South/Central Europe
- Weaker Russian market growth in Q3 compared to a strong Q3 last year
- BBH continues to gain market share





ORKLA

# Carlsberg Breweries (100%)*

*Q3 in DKK million*

Operating revenues

EBITA



Q3-2002 Q3-2001
9 399 9 458
7 111 6 861
2 211 2 006
241 506
CB Total
Northern & Western Europe
Central & Eastern Europe incl. Turkey
Asia
1 425 1 350
891 803
468 547
156 123
CB Total
Northern & Western Europe
Central & Eastern Europe incl. Turkey
Asia


Difference between CB Total and sum of the regions is HQ/Unallocated

*Restated 2001





ORKLA

# Carlsberg Breweries - change in volume

| Million HL | 1 Jul - 30 Sept 2002 | 1 Jul - 30 Sept 2001 | Change | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change |
|---|---|---|---|---|---|---|
| **Beer** | | | | | | |
| **Northern and Western Europe** | 7.3 | 7.1 | 3 % | 20.2 | 19.7 | 3 % |
| **Central and Eastern Europe** | 11.1 | 9.7 | 15 % | 29.2 | 22.9 | 28 % |
| **Carlsberg Asia*** | 4.1 | 2.8 | 49 % | 11.0 | 8.1 | 35 % |
| **Total** | 22.6 | 19.6 | 15 % | 60.5 | 50.8 | 19 % |
| **Soft drinks, water and others** | | | | | | |
| **Total** | 5.8 | 6.2 | - 7 % | 16.3 | 16.3 | 0 % |

*Hite-volumes (South-Korea) included and Beer Chang-volumes (Thailand) excluded in Carlsberg Asia from 2002, net effect YTD = 1.8 million HL





ORKLA

# Growth trends in Russian beer market

- BBH's results and volumes YTD are in line with our expectations as outlined at the start of the year
  - Growth has been stronger in H1 than in Q3
- BBH grew faster than the market yet again
  - BBH has accounted for approximately 72 % of the growth YTD
- Market growth expected to continue, but at a lower pace
  - BBH will continue to grow faster than the total market

**Market growth and BBH volume growth (%)**



23
27
25
33
14
26
18
25
25
42
12
34
21
40
13
43
4
19
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Market growth
BBH volume growth






ORKLA

# BBH - Market trends beer first nine months

| | Market growth 2002 | Volume growth 2002-2001 | Market share 2002 | Change from 2001 | Litres per capita Year 2001 |
|---|---|---|---|---|---|
| Russia* | 11 % | 28 % | 33%* | 5 %-pts | 42 |
| Ukraine | 14 % | 27 % | 20 % | 2 %-pts | 25 |
| Baltic States** | 18 % | 20 % | 46 % | 1 %-pts | 57 |



•* Russia including Vena and Voronezh in 2002. Market share is calculated using Vena-volumes 100%. Growth is calculated using Vena-volumes 50%. Growth is 32% if consolidating Vena-volumes 100%.

•** Baltic States including Syturys Utenos in 2002. Utenos and Kalnapilis in 2001



ORKLA

# Carlsberg Breweries – going forward

- Maintained expectations for EBITA growth in 2002 - approximately 20 %*
- Maintain strong focus on cash flow and further reduce capital employed
- Continue to improve operational performance
- Grow profitably according to long term strategy



* Orkla Beverages, CB 40 % in NOK, must be adjusted for Associated companies, currency effects and restated 2001 results for CB



ORKLA

# Orkla Brands

| in NOK million | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change Acc. | Change FX neutral | 1 July - 30 Sept 2002 | 1 July - 30 Sept 2001 | Change Acc. | Change FX neutral |
|---|---|---|---|---|---|---|---|---|
| Op. revenues | 3 278 | 3 328 | -2 % | 0 % | 1 076 | 1 080 | 0 % | 1 % |
| EBITA* | 565 | 477 | 18 % | 20 % | 198 | 150 | 32 % | 34 % |
| GW-amortisation | -27 | -26 | | | -9 | -8 | | |
| Operating profit* | 538 | 451 | | | 189 | 142 | | |
| EBITA-margin* | 17.2 % | 14.3 % | | | 18.4 % | 13.9 % | | |

* Excluding other revenues and expenses

- Broad based improvements in operating performance
  - Successful product launches last 6-18 months
  - Higher sales and reduced costs in Biscuits





ORKLA

# Important innovations for Orkla Brands

| | Brands | Achievements |
|---|---|---|
| 2002 | Define- hair care range | Market leader in hair care within 6 months |
| 2002 | Bocca - dark chocolate | Recently introduced -"New" segment in Norway |
| 2002 | Cafe Cookies/Brownies Cookies | Recently introduced - to be launched in Norway and Sweden |
| 2001 | Laban Seigdamer | Growth - > 60% growth in the Laban brand |
| 2000 | Jif Mopp | Substantial category growth - market leader (P&G is no. 2) |
| 2000 | Zalo Antibakteriell | Substantial category growth - 25% share |
| 2000 | Dr Greve Intimsåpe | New category - is now market leader |





ORKLA


DEFINE
Jif
Mopp
Jif
Våt Mopp



ORKLA


Dr Greve
SENSITIV
INTIMVASK
SÅPEFRI
3.5
Laban
Laban
Café
COOKIES
Café
BROWNIE
COOKIES
Bocca



ORKLA

# Orkla Media

| in NOK million | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change Acc. | Change FX neutral | 1 July - 30 Sept 2002 | 1 July - 30 Sept 2001 | Change Acc. | Change FX neutral |
|---|---|---|---|---|---|---|---|---|
| Op. revenues | 5 291 | 5 517 | -4 % | 0 % | 1 671 | 1 744 | -4 % | 2 % |
| EBITA* | 79 | 192 | -59 % | -58 % | 32 | 15 | 113 % | 129 % |
| GW-amortisation | -121 | -103 | | | -37 | -35 | | |
| Operating profit* | -42 | 89 | | | -5 | -20 | | |
| EBITA-margin* | 1.5 % | 3.5 % | | | 1.9 % | 0.9 % | | |

* Excluding other revenues and expenses

- Continued slowdown in the advertising market in Denmark and Poland
  - Market share in line with last year
  - Readership in Urban now ahead of Metro, but continued negative results
- Results from announced cost reduction programs partly compensate for negative development in advertising markets
- Continued profit growth for Magazines
- Newspapers Norway stable



ORKLA

# Trends in advertising revenues for newspaper businesses

NOK million



2001
2002
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
-25
-53
-152
-110
-25
-69
-53
-60


Each quarter compared with the corresponding quarter the year before



ORKLA

# Orkla Media outlook

- Continued weak advertising markets expected in Q4
- Printing agreement with Politiken in Denmark
- Total annual costs to be reduced by approximately NOK 175 million from 2001 to 2002 (comparable activities)





# Chemicals

| in NOK million | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change Acc. | Change FX neutral | 1 July - 30 Sept 2002 | 1 July - 30 Sept 2001 | Change Acc. | Change FX neutral |
|---|---|---|---|---|---|---|---|---|
| Op. revenues | 4 345 | 4 923 | -12 % | -10 % | 1 328 | 1 641 | -19 % | -16 % |
| EBITA* | 406 | 437 | -7 % | 4 % | 95 | 111 | -14 % | 17 % |
| GW-amortisation | -9 | -11 | | | -3 | -3 | | |
| Operating profit* | 397 | 426 | | | 92 | 108 | | |
| EBITA-margin* | 9.3 % | 8.9 % | | | 7.2 % | 6.8 % | | |

* Excluding other revenues and expenses

- Fall in revenues and profit mainly due to low sales of fish oil, strong NOK and discontinued businesses
- Continued stable markets for lignin and speciality cellulose
- High energy prices and weak market for some basic chemicals



# Chemicals – Focus on core areas

Increased concentration on specialised products in global niches, financed through reallocation of resources from other business areas

- Investments in core areas
  - Acquisition of Atisholz CHF 130 million (NOK 650 million). Strengthening ability to serve growing global customers in speciality cellulose market
- Divestment of non-core assets
  - Nine smaller hydro power plants (160 GWh) and Kemetyl sold this year and FBM sold last year.
  - Total sales proceeds close to NOK 400 million



ORKLA

# Financial Investments - portfolio performance

**Return (%)**



Orkla's portfolio
Oslo Stock Exchange
16.0
10.6
-14.2
-33.8
-17.7
-29.5
1 Jan 02-
30 Sep 02
Annual average
1 Oct 00 -
30 Sep 02
1 Jan 83 -
30 Sep 02


**Change in Net Asset Value**

**1 Jan - 30 Sep 02**

NOK million



153
339
-20
-2 672
-2 200
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value




ORKLA

# Portfolio as of 30 Sep 2002

| Principal holdings | Industry | Market value (NOK million) | Share of portfolio (%) | % Owned |
|---|---|---|---|---|
| Elkem | Metals | 3 421 | 28.6 | 39.7 |
| Norway Seafoods Holding [1, 2] | Industrial | 1 109 | 9.3 | 20.6 |
| Storebrand | Insurance | 545 | 4.6 | 10.0 |
| DnB Holding | Bank | 494 | 4.1 | 2.0 |
| Industri Kapital 2000 [2] | Investment | 418 | 3.5 | 3.6 |
| Industri Kapital 97 [2] | Investment | 375 | 3.1 | 8.0 |
| Norsk Hydro | Enegy and materials | 340 | 2.8 | 0.5 |
| Bergesen | Shipping | 307 | 2.6 | 4.1 |
| Steen & Strøm | Real estate | 285 | 2.4 | 11.3 |
| Nordstjernen Holding [3] | Investment | 272 | 2.3 | 35.0 |
| **Total principal holdings** | | **7 566** | **63.2** | |
| **Market value of entire portfolio** | | **11 966** | | |

1) All shares sold in October for NOK 361 million and NOK 191 million Repaid on convertible bond. Total remaining exposure on convertible bonds NOK 560 million
2) Not listed
3) Not listed, but invests only in listed shares





# Financial Investments - portfolio key figures

| in NOK million | 30 Sep 02 | 01 Jan 02 | Change 02 |
|---|---|---|---|
| Market value | 11 966 | 14 140 | -2 174 |
| Net asset value | 10 323 | 12 523 | -2 200 |
| Unrealised gains before tax | 74 | 2 746 | -2 672 |
| Share of portfolio invested | | | |
| outside Norway | 27 % | 32 % | -5 %-p |
| in listed companies | 74 % | 75 % | -1 %-p |



# Financial Investments – Unlisted shares

- Total market value per 30.09.02 : NOK 3.1 billion or 26 % of the total portfolio, of which;
  - NOK 361 million in NWSH shares sold in October
  - NOK 751 million in NWSH convertible bonds of which NOK 191 million repaid in Oct.
  - NOK 906 million in Industrikapital (IK) 2000, 97 and 94 (Private equity funds)
    - Risk profile; Buy-out, majority owner, Europe
  - Remaining unlisted portfolio NOK 1.1 billion
- The unlisted portfolio valued at 12 % below cost
  - excluding NWSH and IK 28 % below cost.
- More conservative valuation principles than EVCA





# Balance Sheet - some key figures

| in NOK million | 30 Sept 02 | 31 Dec 01 |
|---|---|---|
| Long-term assets | 26 663 | 28 434 |
| Portfolio investments etc. | 12 064 | 11 599 |
| Short-term assets | 13 325 | 14 612 |
| **Total assets** | **52 052** | **54 645** |
| | | |
| **Equity to total assets ratio** | | |
| - Book | 37.7 % | 34.7 % |
| - Incl. unrealised capital gains before tax | 37.8 % | 37.8 % |
| | | |
| **Net interest-bearing liabilities** | **19 055** | **19 132** |
| | | |
| **Net gearing** | **0.97** | **1.01** |



# Cash Flow Statement - key figures

| in NOK million | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | 1 July - 30 Sept 2002 | 1 July - 30 Sept 2001 |
|---|---|---|---|---|
| **Free cash flow Industry** | **2 461** | **1 889** | **863** | **1127** |
| **Free cash flow Financial Investments** | **675** | **814** | **217** | **116** |
| Taxes and dividends paid | -1 690 | -1 365 | -109 | -91 |
| Sold companies and misc. capital transactions | -73 | 86 | -81 | -103 |
| Expansion investments and acquisitions, Industry | -1 430 | -4 896 | -238 | -688 |
| Net purchases/sales portfolio investments | -543 | -99 | 45 | 74 |
| Share buy back | -315 | -67 | -129 | -67 |
| **Net cash flow** | **-915** | **-3 638** | **568** | **368** |
| Currency translation differences | 992 | 213 | 155 | -114 |
| **Change in net interest-bearing liabilities** | **-77** | **3 425** | **-723** | **-254** |





ORKLA

# Improvement programs

- Ongoing improvement programs proceeding as planned
  - Media in Denmark and Poland
  - Beverages in Sweden, Switzerland and Poland
  - Foods in Sweden and Poland
  - Biscuits and Confectionery in Brands
  - Lignin in Chemicals
- Additional improvement programs to be launched
  - Printing agreement with Politiken in Denmark
  - New management at Turk Tuborg. Business plan to be reviewed in Q4
  - Chemicals has some weak performing assets in the USA that it will consider revaluing in Q4
- Further provisions for restructuring costs to be expected in Q4, partly offset by gain on sale of assets





ORKLA

# Strategy – Main Direction

- Deliver long term excess return to shareholders
- Having an ambitious industrial growth strategy
  - Operational excellence
  - Organic growth
  - Acquisitions
- We have sufficient financial and management resources to back this strategy
- Dual structure, industry – financial investments, to be continued
  - Limited allocation of new capital to the Financial Investment area





ORKLA

# Strategy – Main Direction (Continued)

- Branded Consumer Goods main focus area – continued growth and internationalisation
- Continued specialisation and concentration for Chemicals
  - Open for value creating structural solutions
- Capital Markets Day in February





ORKLA

ORKLA





Enclosures



# Income Statement*

| NOK million | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | 1 July - 30 Sept 2002 | 1 July - 30 Sept 2001 |
|---|---|---|---|---|
| Operating revenues | 31 996 | 33 222 | 10 545 | 11 283 |
| **EBITA** | **2 766** | **2 769** | **1 071** | **1 044** |
| Goodwill amortisation | -365 | -332 | -121 | -111 |
| Other revenues and expenses | -20 | 19 | 12 | 0 |
| **Operating profit** | **2 381** | **2 456** | **962** | **933** |
| Associated companies | 257 | 235 | 85 | 75 |
| Dividends received | 353 | 541 | 33 | 56 |
| Portfolio gains | 153 | 172 | -26 | -335 |
| Financial items, net | -862 | -952 | -275 | -359 |
| **Profit before tax** | **2 282** | **2 452** | **779** | **370** |
| **Profit after tax** | **1 666** | **1 790** | **569** | **270** |
| - Minority interests | 159 | 162 | 65 | 72 |



*CB consolidated 40 % line by line



ORKLA

# EBITA per quarter for Branded Consumer Goods



298
633
711
620
299
888
790
730
454
975
958
818
474
958
1 002
Q1-99 Q2-99 Q3-99 Q4-99
Q1-00 Q2-00 Q3-00 Q4-00
Q1-01 Q2-01 Q3-01 Q4-01
Q1-02 Q2-02 Q3-02


- Effect of Easter Holiday sales was mainly incorporated in Q1 in both 2001 and 2002, but this may vary from year to year
- Division of summer sales for Carlsberg Breweries between Q2 and Q3 can vary from year to year





ORKLA

# % change in advertising revenues for newspaper businesses


Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
3%
7 %
17 %
14 %
3%
8 %
7 %
10 %
2001
2002

Each quarter compared with the corresponding quarter the year before



# BBH - Baltic Beverages Holding

| *in DKK million* | 1 Jul - 30 Sept 2002 | 1 Jul - 30 Sept 2001 | Change | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change |
|---|---|---|---|---|---|---|
| Net sales (50%) | 1,354 | 1,242 | 9% | 3,737 | 2,788 | +34 % |
| EBITA (50%) | 401 | 400 | 0% | 1,036 | 797 | +30 % |
| EBITA-margin | 29.6 % | 32.2 % | -2.6 %-p | 27.7 % | 28.6 % | -0.9 %-p |
| Volume (mill. hl of beer) | 8.4 | 7.4 | +14 % | 22.3 | 17.6 | +27 % |
| **Exchange rates** | | | | | | |
| Average RUR/EUR | 31.1 | 26.1 | -16% | 29.0 | 26.0 | -10% |
| At closing of books | 31.3 | 26.8 | -14% | | | |

- Russian beer market growth slower in Q3
- Positive earnings development in Ukraine and the Baltics in Q3
- Introduction of cans in Russia has increased BBH's market share, but reduced the EBITA-margin somewhat in percentage terms
  - *In absolute terms cans contribute positively*
- Profit negatively influenced by weaker currency

# Beer market in Russia

**Market growth and BBH volume growth (%)**



23
27
25
33
14
26
18
25
25
42
12
34
21
40
13
43
4
19
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Market growth
BBH volume growth


**Market shares in Russia**

| Brewery | 1 Jan - 30 Sept 2002 | 2001 |
|---|---|---|
| BBH | 33 % | 28 % |
| Sun Interbrew | 12 % | 13 % |
| Ochakova | 9 % | 8 % |
| Krasny Vostok | 7 % | 7 % |
| Bravo (Heineken) | 4 % | 4 % |
| Stepan Razin | 3 % | 3 % |
| Efes | 2 % | 2 % |
| SAB Kaluga | 2 % | 2 % |
| Others | 30 % | 35 % |
| **Total** | **100 %** | **100 %** |

Figures reported earlier have been slightly changed



ORKLA

# Financial items



ORKLA

# Financial items

| In NOK million | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Year 2001 |
|---|---|---|---|
| Net interest expenses | -776 | -922 | -1 204 |
| Currency gain/loss | -37 | 3 | -7 |
| Other financial items, net | -49 | -33 | -91 |
| **Net financial items** | -862 | -952 | -1 302 |
| Avg. net interest-bearing liabilities | 19 576 | 21 101 | 20 741 |
| Average interest rate | 5.5 % | 6.1 % | 6.0 % |





ORKLA

# Average interest rate


7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
T1 97
T2 97
T3 97
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02





ORKLA

# Interest cover

## 12 month rolling average



Booked
Excluding portfolio gain/loss*
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001
Q1 02
Q2 02
Q3 02


* The figures also takes into account the gain on sale of Oy Hartwall Ab in Q4 – 01 (associated company)



ORKLA

# Debt and equity

**30 September 2002**



NOK million
Net debt
Book equity
Net gearing
Net gearing
22 000
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1,4
1,2
1
0,8
0,6
0,4
0,2
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Q1-02
Q2-02
Q3-02




ORKLA

# Debt maturity profile, Orkla ASA

**30 September 2002**


NOK million
Drawn amounts
Unutilised credit facilities
6 000
5 000
4 000
3 000
2 000
1 000
0
02
03
04
05
06
07
08->

*Average maturity 3.3 years*





ORKLA

# Funding Sources, Orkla ASA

**30 September 2002**

***NOK billion***


Banks 25%
Bonds and CPs 32%
5.9
7.6
10.4
Unutilised credit
facilities 43%





ORKLA

"EXEMPTION No. 82-3998"

02 NOV 21 AM 7:07

# Carlsberg Breweries

Third Quarter Results

7 November 2002

Carlsberg



ORKLA

# Highlights

- Group EBITA +18% YTD; +6% in Q3
- Profit increase in Northern and Western Europe
- Continued volume growth for BBH (+27% YTD, +14% in Q3)
  - Negative effect from weaker currency
- Positive cash flow

Carlsberg



ORKLA

# Income Statement - extended

| in DKK million | 1 Jul - 30 Sept 2002 | 1 Jul - 30 Sept 2001 | Change | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change |
|---|---|---|---|---|---|---|
| Net sales | 9 399 | 9 458 | -1 % | 26 922 | 25 699 | +5 % |
| **Operating profit before goodwill amortisation** | **1 425** | **1 350** | **+6 %** | **3 122** | **2 651** | **+18 %** |
| Other items | 29 | 0 | | 11 | | |
| Financials net* | -222 | -268 | | -777 | -114* | |
| Corporation tax | -302 | -280 | | -659 | -629 | |
| **Net profit before goodwill amortisation** | **930** | **802** | | **1 696** | **1 908** | |
| Goodwill amortisation | -93 | -89 | | -281 | -228 | |
| **Consolidated profit** | **837** | **713** | | **1 415** | **1 680** | |

BBH has been restated due to change to current method from monetary/non-monetary method.

*) YTD 2001 figure includes gain from sale of Thai shares of DKK 518m



# Income Statement

| in DKK million | 1 Jul - 30 Sept 2002 | 1 Jul - 30 Sept 2001 | Change | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change |
|---|---|---|---|---|---|---|
| Net sales | 9 399 | 9 458 | -1 % | 26 922 | 25 699 | +5 % |
| EBITA | 1 425 | 1 350 | +6 % | 3 122 | 2 651 | +18 % |
| EBITA-margin | 15.2 % | 14.3 % | 0.9%-p | 11.6 % | 10.3 % | 1.3%-p |

- Improved margins despite increased investments in brand marketing
  - Reduced operating expenses
  - Hite and profit guarantee in Thailand contribute positively on EBITA

# Cash flow

| in DKK million | Q3 | YTD |
|---|---|---|
| EBITA | 1 425 | 3 122 |
| Depreciation | 656 | 1 939 |
| Working capital | -402 | 214 |
| Interest, tax and other | -804 | -1 540 |
| **Operational cash flow** | **875** | **3 735** |
| Capital expenditure and expansion investments | -638 | -2 216 |
| Other | -8 | -551 |
| **Cash used in investment activities** | **-646** | **-2 767** |
| **Free cash flow** | **228** | **968** |

- Continued strong focus on capital and cash generation
  - Working capital to be reduced by DKK 1 billion by year-end
  - Working capital temporarily increased in Q3 due to seasonal fluctuations



# Balance Sheet

| in DKK million | 30 Sept 02 | 31 Dec 01 |
|---|---|---|
| Non-current assets | 29 484 | 29 741 |
| Current assets | 13 628 | 15 036 |
| **Total assets** | **43 112** | **44 777** |
| Equity | 14 181 | 14 839 |
| **Net interest-bearing debt** | **13 458** | **13 660** |
| **Capital Employed** | **31 058** | **31 596** |
| ROCE (RTM) | 9.0 % | |

## Change in volume

| Million HL | 1 Jul - 30 Sept 2002 | 2001 | Change | 1 Jan - 30 Sept 2002 | 2001 | Change |
|---|---|---|---|---|---|---|
| **Beer** | | | | | | |
| **Northern and Western Europe** | 7.3 | 7.1 | 3 % | 20.2 | 19.7 | 3 % |
| **Central and Eastern Europe** | 11.1 | 9.7 | 15 % | 29.2 | 22.9 | 28 % |
| **Carlsberg Asia*** | 4.1 | 2.8 | 49 % | 11.0 | 8.1 | 35 % |
| **Total** | 22.6 | 19.6 | 15 % | 60.5 | 50.8 | 19 % |
| **Soft drinks, water and others** | | | | | | |
| **Total** | 5.8 | 6.2 | - 7 % | 16.3 | 16.3 | 0 % |

*Hite volumes (South-Korea) included and Beer Chang volumes (Thailand) excluded in Carlsberg Asia from 2002, net effect YTD = 1.8 million HL

Carlsberg



ORKLA

## Change in volume (cont.)

- Beer volume continued to grow
  - +18% YTD
  - Carlsberg brand +5% YTD
  - In BBH volume growth ahead of competitors
- Soft drink volumes are down in Q3 due to
  - Parallel import to Denmark
  - Increased focus on high-value segment in Sweden

Carlsberg



ORKLA

## Northern and Western Europe

| in DKK million | 1 Jul - 30 Sept 2002 | 2001 | Change | 1 Jan - 30 Sept 2002 | 2001 | Change |
|---|---|---|---|---|---|---|
| Net sales | 7,111 | 6,861 | +4 % | 20,128 | 19,153 | +5 % |
| EBITA | 891 | 803 | +11 % | 1,878 | 1,647 | +14 % |
| EBITA-margin | 12.5 % | 11.7 % | 0.8 %-p | 9.3 % | 8.6 % | 0.7 %-p |
| Volume (million hl of beer) | 7.2 | 7.1 | 1% | 20.3 | 19.7 | +3 % |

- Strong performance in the Nordic area
  - Southern Europe unchanged YTD, but below plans
- Positive development in EBITA-margin
- Favourable weather conditions in Northern Europe
- Positive trend for Carlsberg brand +5%

Carlsberg ORKLA



## The Nordic area

- Continued positive development in Norway and Finland
  - Driven by volume growth and favourable product mix effects
- Profit improvement in Carlsberg Sweden
  - Original cost synergy project following the merger has been completed
  - Further measures have been announced in order to counteract the effect of unfavourable market development seen in the past two years
- EBITA-level in Denmark slightly above last year
  - Cans have taken approx. 5% market share
  - Illegal trade in beer and soft drinks is increasingly professionally organised

Carlsberg ORKLA

# UK

- Total market development +1.5% YTD
  - Total market share for Carlsberg-Tetley approx. 12% YTD
  - Carlsberg Lager volume growth +11% YTD
  - Carlsberg Export volume growth +20% YTD
- Review of brand portfolio and distribution
  - Focus on core brands
  - New porterage contracts
- Underlying profit improved
- Strong cash flow through reduced capital employed

Carlsberg



ORKLA

# Central and Eastern Europe

| in DKK million | 1 Jul - 30 Sept 2002 | 1 Jul - 30 Sept 2001 | Change | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001 | Change |
|---|---|---|---|---|---|---|
| Net sales | 2,211 | 2,006 | +10 % | 6,034 | 4,474 | +35 % |
| EBITA | 468 | 547 | -14% | 1,128 | 1,039 | +9 % |
| EBITA-margin | 21.2 % | 27.3 % | -6.1 %-p | 18.7 % | 23.2 % | -4.5 %-p |
| Volume (million hl of beer) | 10.9 | 9.7 | +12 % | 28.6 | 22.9 | +25 % |

- BBH has YTD increased market share in Russia by approx. 5%-pts
- Slower growth rate for the Russian beer market in Q3
- Price pressure and weak macroeconomic situation in Turkey has adverse impact on Türk Tuborg

Carlsberg



ORKLA

## Central and Eastern Europe (cont.)

- Poland on schedule; Okocim positive in 2002 but Piast results below plans
- Bulgarian business not consolidated by Q3
- Weaker results in Q3 mainly due to
  - Currency effects; DKK 42 million in Q3 (40 YTD) due to weaker USD/EUR
  - Weaker result in Turkey (as mentioned above)

Carlsberg



ORKLA

## Turkey (Türk Tuborg)

- Difficult economic environment
- Disappointing financial performance
- Positive sales and market share development driven by high market investments
- Change in management

Carlsberg



ORKLA

# BBH - Baltic Beverages Holding

| in DKK million | 1 Jul - 30 Sept 2002 | 2001 | Change | 1 Jan - 30 Sept 2002 | 2001 | Change |
|---|---|---|---|---|---|---|
| Net sales (50%) | 1 354 | 1 242 | 9 % | 3 737 | 2 788 | +34 % |
| EBITA (50%) | 401 | 400 | 0 % | 1 036 | 797 | +30 % |
| EBITA-margin | 29.6 % | 32.2 % | -2.6 %-p | 27.7 % | 28.6 % | -0.9 %-p |
| Volume beer (100% mill. HL) | 8.4 | 7.4 | +14 % | 22.3 | 17.6 | +27 % |
| **Exchange rates** | | | | | | |
| Average RUR/EUR | 31.1 | 26.1 | -16 % | 29.0 | 26.0 | -10 % |
| At closing of books | 31.3 | 26.8 | -14 % | | | |

- Russian beer market growth slower in Q3
- Positive earnings development in the Ukraine and the Baltic States in Q3
- Introduction of cans in Russia has increased BBH's market share but reduced the EBITA-margin somewhat in percentage terms
  - In absolute terms cans contribute positively
- Profit negatively influenced by weaker currency

Carlsberg



ORKLA

# BBH - Market trends beer first nine months

| | Market growth 2002 | Volume growth 2002-2001 | Market share 2002 | Change from 2001 | Litres per capita Year 2001 |
|---|---|---|---|---|---|
| **Russia*** | 11 % | 28%* | 33%* | 5 %-pts | 42 |
| **Ukraine** | 14 % | 27 % | 20 % | 2 %-pts | 25 |
| **Baltic States**** | 18 % | 20 % | 46 % | 1 %-pts | 57 |

* Russia including Vena and Voronezh in 2002. Market share is calculated using Vena volumes 100%. Growth is calculated using Vena-volumes 50%. Growth is 32% if consolidating Vena volumes 100%.

** Baltic States including Syturys Utenos in 2002. Utenos and Kalnapilis in 2001

Carlsberg



ORKLA

# Beer market in Russia

**Market growth and BBH volume growth (%)**



23 27
25 33
14 26
21 26
25 44
12 34
21 44
12 37
4 19
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Market growth
BBH volume growth


**Market shares in Russia**

| | 1 Jan - 30 Sept | |
|---|---|---|
| Brewery | **2002** | **2001** |
| BBH | 33 % | 28 % |
| Sun Interbrew | 12 % | 13 % |
| Ochakova | 9 % | 8 % |
| Krasny Vostok | 7 % | 7 % |
| Bravo (Heineken) | 4 % | 4 % |
| Stepan Razin | 3 % | 3 % |
| Efes | 2 % | 2 % |
| SAB Kaluga | 2 % | 2 % |
| Others | 30 % | 35 % |
| **Total** | **100 %** | **100 %** |

Figures reported earlier have been slightly changed



# Growth trends in Russian beer market

- BBH's results and volumes YTD are in line with our expectations as outlined at the start of the year
  - However growth was stronger in H1 than in Q3
  - Somewhat weaker market growth in Q3 than expected
  - Favourable weather conditions in Q3-2001
- BBH outperformed the market again
  - Approx. 72% of the growth YTD has been taken by BBH
- Market growth trend expected to continue, but at a slightly slower pace
  - BBH expect to grow faster than the total market

# Carlsberg Asia

| in DKK million | 1 Jul - 30 Sept 2002 | 1 Jul - 30 Sept 2001* | Change | 1 Jan - 30 Sept 2002 | 1 Jan - 30 Sept 2001* | Change |
|---|---|---|---|---|---|---|
| Net sales (50%) | 241 | 507 | -52 % | 797 | 1 490 | -47 % |
| EBITA (50%) | 156 | 123 | 27 % | 397 | 292 | 36 % |
| EBITA-margin | 64.8 % | | | 49.8 % | | |
| EBITA-margin excl. Hite and profit guarantee | 22.8 % | 24.3 % | -1.5 %-pts | 25.2 % | 19.6 % | 5.6 %-pts |
| Volume beer (100%) mill. HL | 4.0 | 2.8 | 46 % | 10.8 | 8.1 | 33 % |

- Profit growth in Q3 mainly due to
  - Profit guarantee in Thailand
  - Consolidation of Hite (based on estimate in Q3)
  - Positive sales development in South Korea and Singapore
  - Satisfactory performance in Malaysia
- New management structure

Carlsberg

*2001 figures represent old set-up in Asia



ORKLA

# Profit split Carlsberg Asia YTD

| | |
|---|---|
| Thailand / Profit guarantee | 95 |
| Hite | 102 |
| Asian operations | 200 |
| Total | 397 |

Carlsberg



ORKLA

## Carlsberg Asia – key issues

- Brand revitalisation in Thailand under new marketing set-up
- Strategic considerations regarding future activities in China (M&A)
- Revitalisation of Carlsberg brand in South Korea

- Carlsberg brand up-grade
  - Implementation of new advertising concept regionally
  - Implementation of new primary and secondary packaging



## Pension liabilities

- Underfunded pension liabilities mainly relate to companies in the UK and Switzerland
- In the UK preliminary unrecognised underfunded liability is approx. GBP 60 million
- A preliminary analysis conducted in Q3 concludes that the effects on the P&L Statement is approx. GBP 2-3 million per year

## Carlsberg Breweries – going forward

- Maintained expectations for EBITA growth in 2002 - approximately 20%
- Strong focus on cash flow and reduction of capital employed
- Continue to improve operational performance
  - Stabilise and improve Swedish operations
  - Turnaround to continue in Poland and Switzerland
  - Strengthen operations in Turkey in spite of economic environment
- Strengthen and grow the Carlsberg brand
- Grow profitably according to strategy
  - Continued investments in growth markets
  - Participate in market consolidation
  - Focus on customers and consumers



## Enclosures

## Impacts of change on current method at BBH

- Figures for Q1 and Q2 are restated from the monetary/non-monetary method to the current method
- Effect for Carlsberg Breweries (50%)
  - EBIT + DKK 8m
  - Deferred tax + DKK 82m
  - Net profit + DKK 58m

Carlsberg



ORKLA

## Carlsberg Asia – new management structure

- Executive committee
  - 2 members from Carlsberg Breweries
  - 2 members from Chang
- Management team
  - 1 Chief Operating Officer North Asia
  - 1 Chief Operating Officer South Asia
  - 1 Chief Investment Officer
  - 1 Chief Administrative Officer

Carlsberg



ORKLA

# Acquisitions in 2002

- Q1
  - Carlsberg Asia's ownership in Hite Brewery (South Korea) increased to 25%
  - Ownership in Carlsberg Italy increased to 100%
  - BBH acquisition of 70% of Voronezh
  - Carlsberg Asia acquisition of 25% of Lao Brewery (Laos)
- Q2
  - Increased shareholding in Panonska, Croatia to 80 %
  - Acquisition of 59 % of the Bulgarian brewery Shumensko
- Q3
  - Acquisition of 67 % of the Bulgarian brewery Pirinsko Pivo



# BBH - coverage of main population centres in Russia


~ 8.5 m people
Baltika
Vena
St. Petersburg
~ 5 m people
~ 35 m people
Yarpivo
Moscow
N.Novgorod
Rostov-na-Donu
Tula
Perm
Samara
Kazan
~ 20 m people
Voronezh
Ekaterinburg
Ufa
Zolotoy Ural
Baltika-Don
Volgograd
Chelyabinsk
~ 15 m people
Krasnoyarsk
Omsk
Novosibirsk
Pikra
~ 10 m people
Population over 1 M
BBH Breweries

# BBH aggregate sales volume (million L)



2 500
2 000
1 500
1 000
500
0
14
33
75
151
202
318
618
913
1,278
1,829
2,384
BBH was established
91
92
93
94
95
96
97
98
99
2000
2001
80%
11%
9%
Russia
Ukraine
Baltics


| Year | 1996 | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|---|
| Increase from previous year | 57% | 94% | 48% | 40% | 43% |
| Increase 2001 since | 650% | 286% | 161% | 87% | 30% |
| CAGR 2001 since | 50% | 40% | 38% | 37% | 30% |

Carlsberg



ORKLA

# BBH - Ownership structure

**Carlsberg Breweries** — 50%

**Hartwall Plc** — 50%

**BBH AB**

**THE BALTIC STATES**

Estonia: Saku (75%)
Latvia: Aldaris (75%)
Lithuania: Svyturus Utenos Alus (76%)
- Svyturys
- Utenos Alus

**RUSSIA**

Baltika (74%)
- •Baltika-Don
- •Tula

Yarpivo (60%)
Zolotoy Ural (75%)
Pikra (61%)
Vena (49.9%)
Voronezh (70%)

**UKRAINE**

Slavutich (85%)
Lvivska Pivovarnia (99%)
Slavuta Malt House (86%)[1]

Carlsberg

1) Slavuta is the only malt house owned directly by BBH, the seven others are owned by the breweries



ORKLA

# BBH - beer segmentation in Russia



BBH share of segment
Segment share of total market
0%
0 ML
Import
70 ML
1%
Heineken;
Corona Extra
Tuborg; Carsberg
13%
19 ML
License
140 ML
2%
Miller; Holsten;
Lowenbrau;
Efes;
Stella Artois
Baltika 0, 2, 5, 7, 8
36%
354 ML
Premium
981 ML
14%
Zolotaya Bochka;
Stary Melnik;
Baltika 3;
Don;
Yarpivo
45%
1886 ML
Core (35%)
Mainstream
4204 ML
Sibirskaya Korona;
Klinskoye;
Bochkarov;
60%
Arsenalnoe;
Zolotoy Ural;
Kupecheskoe;
Volga
Stepan Razin
; PIT,
Okhota
Voronezhskoe; Chelyabinskoe
Ochakovo; Krasny Vostok
3%
49 ML
Cheap / Discount
1611 ML
23%
33%: BBH total market share
Total market size: 7006 ML*
* forecast




# BBH – malt houses

| Country | Malthouse | Owner | Capacity (tonnes/year) |
|---|---|---|---|
| Lithuania | Litmalt | Lahden Polttimo 50%<br>Utenos Alus 50% | 10,000 |
| Russia | Yarpivo | Yarpivo | 15,000 |
| | Baltika | Soufflet 70%<br>Baltika 30% | 105,000 |
| | Zolotoy Ural | Zolotoy Ural | 12,000 |
| Ukraine | Slavuta Malt House | BBH 82 % | 90,000 |
| **Total** | | | **232,000** |

# BBH - success factors

- Acquire majority interests in locally dominant breweries through new issues of equity
  - Local brands, management and ownership
  - collector of beer tax
- Quality improvements
  - Beer of western quality using modern technology
  - Extensive personnel development
- Brand strategy with focus on mainstream quality segment
- Volume growth (capacity expansion and further acquisitions)
- Improved distribution system
- Support from BBH (Hartwall/Carlsberg Breweries) in marketing, sales and distribution as well as in purchasing and financing

Carlsberg



ORKLA

# Orkla – Third quarter 2002

"Exemption No. 82-3998"

**GROUP INCOME STATEMENT**

| Amounts in NOK million | 1.1.-30.9. 2002 | 1.1.-30.9. 2001 | 1.1.-31.12. 2001 | 1.7.-30.9. 2002 | 1.7.-30.9. 2001 |
|---|---|---|---|---|---|
| **Operating revenues** | **31,996** | 33,222 | 44,799 | **10,545** | 11,283 |
| Operating expenses | **(27,572)** | (28,852) | (38,965) | **(8,928)** | (9,706) |
| Ord. depreciation and write-downs | **(1,658)** | (1,601) | (2,148) | **(546)** | (533) |
| Operating profit before goodwill and other revenues and expenses | **2,766** | 2,769 | 3,686 | **1,071** | 1,044 |
| Goodwill amortisation and write-downs | **(365)** | (332) | (454) | **(121)** | (111) |
| Other revenues and expenses [1] | **(20)** | 19 | 28 | **12** | 0 |
| **Operating profit** | **2,381** | 2,456 | 3,260 | **962** | 933 |
| Profit from associates | **257** | 235 | 1,510 | **85** | 75 |
| Dividends | **353** | 541 | 545 | **33** | 56 |
| Portfolio gains | **153** | 172 | (760) | **(26)** | (335) |
| Financial items, net | **(862)** | (952) | (1,302) | **(275)** | (359) |
| **Profit before tax** | **2,282** | 2,452 | 3,253 | **779** | 370 |
| Taxes | **(616)** | (662) | (773) | **(210)** | (100) |
| **Profit after tax** | **1,666** | 1,790 | 2,480 | **569** | 270 |
| Of this minority interests | **159** | 162 | 211 | **65** | 72 |
| Profit before tax, Industry area | **1,764** | 1,675 | 3,363 | **769** | 649 |
| Profit before tax, Financial Investments | **518** | 777 | (110) | **10** | (279) |
| **Earnings per share fully diluted (NOK)** | **7.2** | 7.7 | 10.7 | **2.4** | 0.9 |
| **Earnings per share fully diluted, adjusted (NOK)[2]** | **9.0** | 9.3 | 13.3 | **2.9** | 1.5 |

1) Other revenues and expenses totalled NOK -20 million in third quarter 2002: Gains from sale of Kemetyl (NOK 25 million), restructuring Orkla Foods (NOK -49 million), Orkla Beverages (NOK 4 million). In third quarter 2001 NOK 19 million: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 46 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals.
2) Excluding goodwill amortisation and non-recurring items.

**OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY**

OPERATING REVENUES


12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q
2002

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q
2002

# The Orkla Group

**MAIN TRENDS IN THE THIRD QUARTER**

- Group profit before tax totalled NOK 779 million in the third quarter of 2002, compared with NOK 370 million in the corresponding period of 2001. At the end of the third quarter, earnings per share were NOK 7.2, compared with NOK 7.7 after the first nine months of last year. The Industry division reported profit growth, while realised losses on the investment portfolio were significantly lower than in the same period last year.
- Orkla Brands continued to show good profit growth. Orkla Media also reported profit growth, while the performance of the other business areas was more mixed in the third quarter. The strong NOK and the weaker USD reduced operating profit before goodwill amortisation by NOK 96 million for the quarter. The impact was strongest for beverages and the chemicals business.
- On a very weak financial market, Orkla's share portfolio did considerably less badly than the stock exchange indices with which it is relevant to compare Orkla's performance. The total return on the portfolio at the end of the third quarter was -14.2 %, compared with -33.8 % for the Oslo Stock Exchange Benchmark Index. As of 30 September 2002, unrealised gains on the share portfolio amounted to NOK 74 million.
- In September, the Chemicals area entered into an agreement to buy the Swiss company Atisholz, which manufactures speciality cellulose and wood-based chemicals. At the same time, agreements were signed for the sale of several small power plants. Also in September, Orkla Foods acquired the Danish company Credin, a leading manufacturer of ingredients for bakeries in Denmark, Poland and Portugal.

Group operating revenues in the third quarter totalled NOK 10,545 million, compared with NOK 11,283 million last year. Adjusted for currency effects, growth for Branded Consumer Goods was around 2 %. In addition to negative currency effects, the Chemicals business reported lower sales of fish oil to the fish feed industry.

Group operating profit before goodwill amortisation was NOK 1,071 million, compared with NOK 1,044 million in the third quarter of last year. Adjusted for currency effects, this is equivalent to profit growth of around 13 %.

At **Orkla Foods** (NOK 239 v 244 million)[1] Procordia Food in Sweden achieved profit growth while the weak performance of Abba Seafood, particularly in Poland, had a negative impact on profit. The performance of the other business areas was on a par with or slightly better than in the corresponding period of last year.

**Orkla Beverages** (NOK 533 v 549 million)[1] reported profit growth in the Nordic region, while its performance in Southern and Eastern Europe was somewhat weaker than anticipated. At the end of the third quarter, Beverages posted a 19 % rise in profit, adjusted for currency effects, compared with last year.

**Orkla Brands** (NOK 198 v 150 million)[1] had another strong quarter, with profit growth in almost all business areas. The biscuits business achieved the strongest relative growth.

Although **Orkla Media** (NOK 32 v 15 million)[1] was negatively affected by the continued weakness of advertising markets, profit was somewhat higher than in the corresponding period of last year. Magazines achieved significant growth, and the performance of Newspapers Norway was relatively stable. Comprehensive measures to reduce costs in the newspaper businesses partially compensated for declining advertising revenues in Denmark and Poland, but profit is still weak, particularly in Denmark.

**Chemicals** (NOK 95 v 111 million)[1] continued to be negatively affected by the strong Norwegian krone in the third quarter. Somewhat lower sales in several areas combined with a weak demand for fish oils also reduced third quarter profit.

Other revenues and expenses totalling NOK 12 million for the quarter are ascribable to Carlsberg Breweries, which has sold brands linked to other operations in Switzerland. At the same time, further provisions were made for the ongoing restructuring process.

The contribution to profit from associates amounted to NOK 85 million for the quarter. Jotun continued to achieve profit growth, while Orkla's interest in the Hite brewery in South Korea contributed NOK 24 million to profit at the end of the third quarter.

The Financial Investments division realised certain items in the third quarter of this year at a loss of NOK 26 million, while book losses on the portfolio last year totalled NOK 335 million.

In the third quarter, net financial items were NOK 84 million lower than last year. A reduction in liabilities and slightly lower interest rates contributed towards reducing net interest expenses during the quarter.

Work is in progress to free up capital in all parts of the Group, and at the end of the third quarter free cash flow from the Industry division was NOK 2.5 billion, compared with NOK 1.9 billion last year. Net interest-bearing liabilities were reduced by NOK 0.7 billion in the third quarter.

The equity ratio rose 2.3 percentage points during the quarter, to 37.7 %. Translation effects in connection with the consolidation of foreign subsidiaries reduced equity capital by NOK 0.5 billion. Including unrealised gains on the investment portfolio, the equity ratio was 37.8 %.

*1) These figures show operating profit before goodwill amortisation for the third quarter of 2002 compared with the third quarter of 2001.*

**ORKLA FOODS**

- Profit growth for Procordia Food in Sweden
- Weak volume and profit growth for Abba Seafood, particularly in Poland
- Currency effects had a negative impact on both sales and profit
- In September, Orkla Food Ingredients acquired Credin, a leading manufacturer of ingredients for bakeries in Denmark, Poland and Portugal.

Orkla Foods' operating revenues totalled NOK 2,692 million in the third quarter, compared with NOK 2,682 million in the third quarter of last year. Due to the increased strength of the Norwegian krone, there was a significant decline in revenues and profit from foreign companies translated into NOK. Operating profit before goodwill amortisation amounted to NOK 239 million, compared with NOK 244 million in the third quarter of 2001.

At the end of the first nine months, Orkla Foods' operating revenues amounted to NOK 8,021 million. For continuing business, adjusted for currency effects, this is equivalent to 2 % growth. Operating profit before goodwill amortisation at the end of the third quarter was NOK 591 million, compared with NOK 628 million for the first nine months of last year. For continuing business, adjusted for currency effects, this was equivalent to a 4 % decline.

Procordia Food in Sweden achieved growth in both operating revenues and operating profit. The satisfactory growth of the Snacking product RisiFrutti continued. The "Lyftet" improvement programme is helping to strengthen the competitiveness of this business area. The full effect of the programme on profit is expected to be seen towards the end of 2003.

Abba Seafood's performance was weak throughout the period, both in Sweden and particularly in Poland. Due to a substantial rise in raw material prices, the price of seafood products has risen significantly more than the price of relevant substitutes and the demand for fish-based products has declined. Profit from the Polish company, Superfish, continued to fall and the general economic slowdown in Poland contributed to a further decline in sales volumes. An extensive cost-reduction programme has been initiated at Superfish.

Felix Abba in Finland continued to perform well and achieved profit growth in the third quarter. Profit from Orkla Foods' other businesses was approximately on a par with last year. Most of the main product groups maintained their market positions.

In September, Orkla Food Ingredients acquired the Danish company, Credin, a leading manufacturer of ingredients for bakeries in Denmark, Poland and Portugal. In 2001, the company had operating revenues of DKK 335 million and 179 employees. Subject to the approval of the competition authorities, Credin will be consolidated in the accounts from 1 January 2003. Orkla Foods also acquired a 15 % interest in Chumak, one of Ukraine's leading manufacturer of ketchup, mayonnaise, canned vegetables, sauces and sunflower oil this August. In 2001, Chumak's operating revenues totalled USD 32 million and the company has approximately 1,000 employees.

Bakers increased its operating revenues to NOK 286 million for the quarter, up 7.4 % compared with last year. Bakers is market leader in bakery goods for the grocery sector in Norway. In the third quarter, the company continued to strengthen its position in the Hotel, Restaurant and Catering markets by signing several new contracts.

| | Operating revenues | | | | | Operating profit before goodwill amortisation | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.1.-30.9. | | 1.1.-31.12. | 1.7.-30.9. | | 1.1.-30.9. | | 1.1.-31.12. | 1.7.-30.9. | |
| Amounts in NOK million | **2002** | 2001 | 2001 | **2002** | 2001 | **2002** | 2001 | 2001 | **2002** | 2001 |
| Orkla Foods | **8,021** | 8,079 | 11,133 | **2,692** | 2,682 | **591** | 628 | 952 | **239** | 244 |
| Orkla Beverages | **11,045** | 11,227 | 14,924 | **3,775** | 4,144 | **1,199** | 1,090 | 1,311 | **533** | 549 |
| Orkla Brands | **3,278** | 3,328 | 4,527 | **1,076** | 1,080 | **565** | 477 | 648 | **198** | 150 |
| Orkla Media | **5,291** | 5,517 | 7,453 | **1,671** | 1,744 | **79** | 192 | 294 | **32** | 15 |
| Eliminations | **(109)** | (105) | (153) | **(41)** | (36) | **0** | 0 | 0 | **0** | 0 |
| **Branded Consumer Goods** | **27,526** | 28,046 | 37,884 | **9,173** | 9,614 | **2,434** | 2,387 | 3,205 | **1,002** | 958 |
| **Chemicals** | **4,345** | 4,923 | 6,581 | **1,328** | 1,641 | **406** | 437 | 569 | **95** | 111 |
| H.O./Unallocated/Eliminations | **(53)** | 102 | 79 | **(22)** | (18) | **(88)** | (78) | (117) | **(30)** | (27) |
| **Industry area** | **31,818** | 33,071 | 44,544 | **10,479** | 11,237 | **2,752** | 2,746 | 3,657 | **1,067** | 1,042 |
| **Financial Investments** | **178** | 151 | 255 | **66** | 46 | **14** | 23 | 29 | **4** | 2 |
| **Group** | **31,996** | 33,222 | 44,799 | **10,545** | 11,283 | **2,766** | 2,769 | 3,686 | **1,071** | 1,044 |

**Orkla Beverages (40 % of Carlsberg Breweries)**[2]

- Strong profit growth in the Nordic region
- Lower growth rate on the Russian beer market, but BBH continued to achieve positive volume growth
- Beer volume was up 15 % in the third quarter compared with last year
- Relatively weaker results in Southern Europe

In the third quarter, Orkla's 40 % stake in Carlsberg Breweries accounted for operating revenues of NOK 3,775 million. The 9 % drop in operating revenues was largely due to lower sales in Southern Europe, ascribable to poor weather and to the fact that the consolidation of the new structure in Asia currently generates lower revenues than the old structure.

Operating profit before goodwill amortisation was NOK 533 million in the third quarter, compared with NOK 549 million in the corresponding period of last year. Adjusted for currency effects, this was equivalent to 8 % growth. At the end of the first nine months, operating profit before goodwill totalled NOK 1,199 million which, adjusted for currency effects, was equivalent to 19 % growth. This profit growth was generated in the Nordic region and by BBH.

Carlsberg Breweries' beer sales volume was 22.6 million hectolitres in the third quarter, equivalent to a rise of 15 % compared with the corresponding period of last year. This volume growth can mainly be ascribed to Hite (South Korea), continued volume growth for BBH and volume growth in Poland due to acquisitions. For other beverages, volume sales totalled 5.8 million hectolitres, 7 % lower than in the corresponding period of last year. The decline was due to a rise in private imports to Denmark and a conscious focus on more profitable packaging sizes and brands in Sweden.

Operating revenues for the Northern and Western Europe market region totalled NOK 2,835 million in the third quarter. Adjusted for currency effects, this is equivalent to 2 % growth compared with the corresponding period of last year. Operating profit before goodwill amortisation totalled NOK 364 million which, adjusted for currency effects, is equivalent to a rise of 12 %. At the end of the first nine months, operating profit before goodwill amortisation totalled NOK 764 million, compared with NOK 713 million for the corresponding period of last year.

All the Nordic countries reported satisfactory profit growth in the third quarter, particularly Norway and Finland, where the improvement was ascribable to good volume growth and an improved product mix. In Southern Europe, poor weather had a negative impact on operations in the third quarter. There are also clear indications that the general economic situation in this region is weaker, which has led to lower sales, particularly to restaurants and bars.

Operating revenues in the Central and Eastern Europe market region totalled NOK 882 million. Operating profit before goodwill amortisation was NOK 192 million which, adjusted for currency effects, is equivalent to a decline of 2 %. In Turkey, the general economic climate is extremely difficult, with high inflation, a weak currency and high interest rates. This led to very poor results for Türk Tuborg and this business has reported negative profit so far this year, despite volume growth and a larger market share. Work is in progress on a new business plan. The fall in profit was also due to the sale of the formerly wholly-owned Vena and Svyturys breweries to BBH in order to coordinate Carlsberg Breweries' activities in Russia and Lithuania, which led to a reduction in the total stake in these two breweries. At the end of the first nine months, operating profit before goodwill amortisation for the Central and Eastern Europe market region totalled NOK 456 million, up NOK 34 million compared with last year.

Market growth for beer in Russia was lower in the third quarter than in the first six months of this year. At the end of the first nine months, market growth for beer was 11 % in Russia, 14 % in Ukraine and 18 % in the Baltic States. BBH continued to achieve volume growth and at the end of the first nine months, BBH's volume growth on the above markets was 28 %, 27 % and 20 % respectively. On the Russian market, BBH had increased its market share to 33 % at the end of the first nine months of 2002.

Due to the new structure in Poland, there was a rise in sales in the third quarter and the launch of the Carlsberg brand in half-litre bottles was successful.

Operating revenues for Carlsberg Asia (50 %) in the third quarter amounted to NOK 96 million and operating profit before goodwill amortisation was NOK 65 million. The posting of profit in Thailand continues to be in accordance with the previously-reported profit guarantee from Carlsberg Breweries' partner in Carlsberg Asia. The company's performance in Malaysia and Singapore was satisfactory.

*2) Due to the introduction of new Danish accounting legislation, Carlsberg Breweries has made changes in its accounting practice with effect from 2002. Since these changes, seen as a whole, do not have any material effect on Orkla ASA's accounts, the Group will not amend its accounts or issue pro forma figures for 2001. The comparison with 2001 for Orkla Beverages as a whole and for the main market areas is therefore made against the figures reported last year.*

**ORKLA BRANDS**

- General profit growth driven by new launches and the positive effects of internal efficiency projects
- Sales growth for Biscuits and Snacks
- Improvement project for Biscuits proceeding according to plan

Orkla Brands' operating revenues amounted to NOK 1,076 million in the third quarter 2002. Adjusted for currency effects, this is 1 % higher than last year and on a par with growth in the second quarter. However, revenues continue to be affected by the weaker distribution situation for Household Textiles. A high level of exports from Lilleborg Home and Personal Care, high sales of this year's new launches and good sales performance by Biscuits and Snacks all had a positive impact. At the end of the first nine months, operating revenues totalled NOK 3,278 million which, adjusted for currency effects, is on a par with the corresponding period of last year.

Operating profit before goodwill amortisation was NOK 198 million in the third quarter, compared with NOK 150 million last year. With the exception of Household Textiles, all business areas reported higher profit than last year. This positive performance is ascribable to a substantial rise in sales for this year's new launches, the positive results of the improvement programme for Biscuits and the high level of exports from Lilleborg Home and Personal Care. At the end of the first nine months, operating profit before goodwill amortisation totalled NOK 565 million, up 18 % from last year.

Orkla Brands' products have generally maintained their market shares, with the exception of Household Textiles. The most important launch so far this year has been Define (a hair care range from Lilleborg Home and Personal Care), while the most important launches in the third quarter were Café Cookies and Brownie Cookies (Biscuits) and Bocca (Confectionery).

The improvement project for the Biscuits business, which was initiated in the fourth quarter of 2001, is in its final stages and proceeding according to plan. The workforce reductions have now been completed. The net effect on profit was positive in the third quarter, while the net effect on profit for the year as a whole is expected to be neutral as a result of non-recurring expenses.

**ORKLA MEDIA**

- Decline on the Danish and Polish advertising markets continues
- Profit growth for Magazines
- Newspapers Norway little affected by weak advertising markets

Orkla Media's operating revenues in the third quarter totalled NOK 1,671 million. For continuing business, adjusted for currency effects, this is equivalent to a decline of 2 %, which is ascribable to falling advertising revenues in Denmark and Poland. Operating profit before goodwill amortisation was NOK 32 million in the third quarter. For continuing business, adjusted for currency effects, profit was up NOK 20 million compared with the corresponding period of last year. Magazines and Newspapers Norway showed positive profit development from last year, while Berlingske in Denmark and Newspapers Eastern Europe reported a drop in profit. The advertising markets for Orkla Media's newspaper operations in Denmark and Poland are expected to remain weak.

Berlingske in Denmark continued to report a decline in advertising revenues compared with the corresponding period of last year. The classified situations vacant market continued to fall. Cost-reduction measures and lower paper prices compensated for much of the loss of advertising revenues. Advertising volume trends for Berlingske were on a par with the total Danish market. Trends in circulation figures for Berlingske's newspapers were better than the total market, despite the fact that they were lower than last year. Berlingske's third quarter profit was also negatively affected by strikes.

Newspapers Norway reported higher profit in the third quarter than in the corresponding period of last year. This was mainly due to the effects of cost-reduction programmes and a rise in revenues. Advertising trends for the Group's Norwegian newspapers were on a par with last year, while circulation declined slightly compared with 2001.

Newspapers Eastern Europe reported lower profit in the third quarter than in 2001, mainly due to the significant decline on the Polish advertising market. Continued cost-reduction measures offset some of the negative effects of the loss of advertising revenues. Although circulation figures continued to fall, the Group's newspapers are still market leader in Poland in terms of circulation.

For Magazines, the third quarter was highly satisfactory. The rise in profit compared with last year was largely due to increased circulation for Her og Nå, the positive performance of the Swedish magazine publisher, Medströms, in terms of revenues and expenses, and general cost reductions.

Direct Marketing reported profit for continuing business on a par with the third quarter of last year.

**CHEMICALS**

- Profit affected by the stronger NOK and weaker USD
- Markets for lignin and speciality cellulose remain stable
- Agreement to buy the Swiss company Atisholz

Borregaard's operating revenues amounted to NOK 1,328 million in the third quarter of 2002. For continuing business, adjusted for currency effects, revenues were 13 % lower than last year. The difference was ascribable to lower demand for fish oil for the fish feed industry for Denofa and somewhat lower sales in several areas.

Operating profit before goodwill amortisation totalled NOK 95 million, compared with NOK 111 million in the third quarter of 2001. The drop in quarterly profit was due to the stronger Norwegian krone, the decline on the fish oil market, a weak market for certain basic chemicals and high energy costs. For continuing business, adjusted for currency effects, this was equivalent to a 19 % growth.

Borregaard LignoTech's profit for the third quarter was on a par with last year. Although the currency situation had a negative impact, it was offset by the ongoing improvement programmes. The expansion of the factory in South Africa is proceeding according to plan and is expected to be completed in the first half of 2003.

Borregaard ChemCell reported significantly lower profit than in the third quarter of last year due to low caustic soda and sulphuric acid prices. Despite the generally weak cellulose market and the strong Norwegian krone, prices for speciality cellulose were stable, but production and sales volumes were somewhat lower than anticipated.

Borregaard Synthesis achieved far higher profit in the third quarter than in the corresponding period of last year due to an improved product mix, good production and lower prices for certain factor inputs. There is still substantial over-capacity and pressure on prices for pharmaceutical

#### Group balance sheet

| Amounts in NOK million | 30.9. 2002 | 30.9. 2001 | 31.12 2001 |
|---|---|---|---|
| **Assets:** | | | |
| Long-term assets | 26,663 | 28,914 | 28,434 |
| Portfolio investments etc. | 12,064 | 12,689 | 11,599 |
| Short-term assets | 13,325 | 14,727 | 14,612 |
| **Total assets** | 52,052 | 56,330 | 54,645 |
| **Equity and Liabilities:** | | | |
| Equity and minority interests | 19,607 | 18,939 | 18,957 |
| Interest-bearing liabilities | 20,947 | 24,681 | 22,712 |
| Interest-free liabilities and provisions | 11,498 | 12,710 | 12,976 |
| **Total equity and liabilities** | 52,052 | 56,330 | 54,645 |
| Equity to total assets ratio (%): | | | |
| Book | 37.7 | 33.6 | 34.7 |
| Including unrealised gains before tax | 37.8 | 34.8 | 37.8 |

#### Changes in equity

| Amounts in NOK million | 1.1.-30.9. 2002 | 1.1.-30.9. 2001 | 31.12 2001 |
|---|---|---|---|
| Equity at 1 January | 17,969 | 16,447 | 16,447 |
| Profit for the year after minority | 1,507 | 1,628 | 2,269 |
| Dividend | 0 | 0 | (685) |
| Repurchase of own shares | (315) | (67) | (64) |
| Translation difference etc. | (501) | (103) | 2 |
| **Total** | 18,660 | 17,905 | 17,969 |

#### Cash flow

| Amounts in NOK million | 1.1.-30.9. 2002 | 1.1.-30.9. 2001 | 1.1.-31.12. 2001 | 1.7.-30.9. 2002 | 1.7.-30.9. 2001 |
|---|---|---|---|---|---|
| **Industry area:** | | | | | |
| Operating profit | 2,367 | 2,433 | 3,231 | 958 | 931 |
| Depreciation and write-downs | 2,026 | 1,919 | 2,606 | 663 | 639 |
| Change in net working capital | (102) | (544) | 12 | (141) | 87 |
| Cash flow from operating activities | 4,291 | 3,808 | 5,849 | 1,480 | 1,657 |
| Net replacement expenditure | (1,056) | (1,028) | (1,960) | (388) | (232) |
| Free cash flow operating activities | 3,235 | 2,780 | 3,889 | 1,092 | 1,425 |
| Financial items, net | (774) | (891) | (1,301) | (229) | (298) |
| **Free cash flow from Industry area** | 2,461 | 1,889 | 2,588 | 863 | 1,127 |
| Free cash flow from Financial Investments | 675 | 814 | 955 | 217 | 116 |
| Taxes and dividends paid | (1,690) | (1,365) | (1,951) | (109) | (91) |
| Sold companies | 74 | 223 | 2,455 | 0 | 122 |
| Miscellaneous capital transactions | (147) | (137) | (96) | (81) | (225) |
| **Group's self-financing capacity** | 1,373 | 1,424 | 3,951 | 890 | 1,049 |
| Expansion investments (Industry area) | (493) | (444) | (726) | (129) | (245) |
| Acquisitions | (937) | (4,452) | (4,769) | (109) | (443) |
| Net purchases/sales portfolio investments | (543) | (99) | 41 | 45 | 74 |
| Share buy back | (315) | (67) | (64) | (129) | (67) |
| **Net cash flow** | (915) | (3,638) | (1,567) | 568 | 368 |
| Currency translations net interest-bearing debt | 992 | 213 | 416 | 155 | (114) |
| **Change in net interest-bearing debt** | (77) | 3,425 | 1,151 | (723) | (254) |
| **Net interest-bearing debt** | 19,055 | 21,406 | 19,132 | | |

intermediates.

Denofa reported significantly lower profit in the third quarter than in the corresponding period of last year. A decline in the fish oil market and less feeding due to high water temperatures led to a slowdown in deliveries to the fish feed industry. Exports of marine fat declined due to high raw material prices. A lower industrial crushing margin led to lower margins for soya oil and soya meal.

A low level of own production and lower electricity prices resulted in a decline in profit for Borregaard Energy during the quarter compared with the third quarter of last year. Profit for Borregaard Vafos and Borregaard Hellefos was lower due to the strong NOK and slightly lower production.

In September, Borregaard entered into an agreement to buy the Swiss company, Atisholz, which manufactures speciality cellulose and wood-based chemicals. This acquisition is in accordance with Borregaard's strategy to concentrate its activities in global niche areas. The acquisition will be financed over time by divestment of other businesses. Atisholz is expected to be consolidated this autumn.

So far this year, Borregaard has entered into agreements to sell nine small power plants. Borregaard is awaiting official approval and the anticipated gain may be taken to income in the fourth quarter.

#### Financial Investments

After falling 11.2 % in the first six months, the Oslo Stock Exchange Benchmark Index dropped a further 25.5 % in the third quarter of 2002. The Index was therefore 33.8 % lower than at the beginning of the year. The other Nordic markets also experienced a decline in the third quarter, the largest being on the Swedish Stock Exchange, which dropped 26.6 %. The FT World Index fell 18.5 % in the third quarter.

The decline on Orkla's investment portfolio was significantly less in the third quarter than on the stock markets in general. At the end of the third quarter the return was -14.2 %. The investment in Elkem made a positive contribution to the return on the portfolio, while the investments in Storebrand and Nera had the strongest negative impact.

Profit before tax for the Financial Investments division totalled NOK 518 million, compared with NOK 777 million in the corresponding period of last year. Realised losses for the quarter amounted to NOK 26 million, compared with a loss of NOK 335 million last year. So far this year, realised gains total NOK 153 million, compared with NOK 172 million last year. Dividends received amounted to NOK 24 million for the quarter, compared with NOK 55 million in the corresponding period of last year. So far this year, dividends received total NOK 339 million, compared with NOK 539 million last year. The Orkla Finans group reported a decline in profit due to reduced activity at Enskilda Securities (22.5 % interest).

Net purchases of shares totalled approximately NOK 95 million in the third quarter. The largest transactions were capital reduction in Telia Overseas for NOK 321 million and a net purchase of Norsk Hydro shares amounting to NOK 115 million. After the end of the third quarter, Orkla's stake in Norway Seafoods Holding was sold for NOK 361 million. NOK 191 million was repaid on the convertible loan, which now stands at approximately NOK 560 million and falls due on 30 September 2003.

The net asset value of the share portfolio has been reduced by NOK

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2,200 million so far this year to NOK 10,323 million, of which the reduction in the third quarter amounted to NOK 1,997 million. The market value of the portfolio at the end of the quarter was NOK 11,966 million and foreign investments accounted for 27.2 % of the total portfolio. Unrealised gains totalled NOK 74 million.

#### Restructuring and cost rationalisation

The programmes that have been initiated, the most comprehensive of which concern the media business in Denmark, beverages in Sweden, Switzerland and Poland, and Procordia Food in Sweden, are largely proceeding according to plan. However, it is clear that the situation on certain markets is more demanding than previously anticipated and further measures will be introduced. In Denmark, an agreement with Politiken on cooperation between printing plants is expected to be formalised in the fourth quarter. Beverages has put in new management in Turkey and the business plan will be revised in the fourth quarter in the light of the poor market prospects. The Chemicals business also has certain local operations with weak profitability which will be further evaluated.

Although no formal decisions have been made, further provisions are likely to be made for restructuring and workforce reductions in the fourth quarter. They will be partially offset by gains on the sale of power plants. In addition gain on the sale of Orkla's interest in the associated company Team Trafikk will affect profit before taxes positively.

#### Cash flow, investments and financial situation

Free cash flow from the Industry division at the end of the third quarter was NOK 572 million better than at the same time last year.

The higher taxes paid in 2002 are ascribable to the gain on the sale of Hartwall shares in 2001. Expansion investments and acquisitions, which amounted to NOK 1.4 billion at the end of the third quarter, are due to capacity expansion at BBH and the acquisition of businesses by Beverages and Orkla Foods.

A buy-back of Orkla's own shares amounted to NOK 315 million.

The positive currency effects on net interest-bearing liabilities amounted to approximately NOK 1 billion.

Net interest-bearing liabilities in NOK are on a par with the level as of 31 December 2001.

The average borrowing rate at the end of the third quarter was 5.5 %. The percentage of interest-bearing debt at floating interest rates at the end of the third quarter was approximately 87 %, mainly in NOK, SEK, EUR, USD, DKK and CHF.

Translation differences related to equity capital amounted to the equivalent of -NOK 0.5 billion and the equity ratio at the end of the third quarter was 37.7 %, up 2.3 percentage points for the quarter.

#### Strategy review

The Board of Directors has reviewed Orkla's main strategy. This topic has been discussed systematically at a number of board meetings and the Board has thoroughly reviewed and evaluated the Group's individual core business areas as well as the overall strategy.

The Board has concluded unanimously that Orkla's goal is to give shareholders a long-term return that is well above the market average. In order to achieve this, a continued ambitious growth strategy is planned for the Group's industrial operations. This entails focus on efficient operations, organic growth and exploiting structural opportunities by acquiring new businesses.

In the Board's view, Orkla has the necessary financial and management resources to implement an industrial growth strategy of this nature.

At the same time, the Group's dual structure will be maintained by continuing its financial investment activities, but no significant new capital will be allocated to the Financial Investments division.

In the Industry division, the Branded Consumer Goods business will be the main priority and will increase its degree of internationalisation over time. The Chemicals business will be specialised and concentrated on core business areas, while in the longer term Orkla will consider alternative structural solutions for all or parts of this business area.

#### Other matters

The Chairman of the Board, Tom Ruud, was appointed head of Corporate and Institutional Banking at Nordea from 1 October this year. Since this post is incompatible with his position as Chairman of Orkla's Board of Directors, Mr Ruud has informed Harald Arnkværn, Chairman of Orkla's Corporate Assembly, that he wishes to resign. The Election Committee of the Corporate Assembly, chaired by Harald Arnkværn, has recommended the election of Johan Fr. Odfjell as new Chairman of the Board of Orkla ASA. The Election Committee's recommendation will be voted on at a meeting of the Corporate Assembly on 21 November this year.

#### Outlook

As in the second quarter, the third quarter was affected by the decline on the stock markets and there is still a great deal of uncertainty about future stock market trends. Nor are there any clear signs of an economic recovery in the leading western economies, and the uncertainty about economic prospects seems likely to continue and increase somewhat into 2003.

As we have previously stated, however, the weak economic situation is not expected to have a significant impact on Orkla's results in the short term. The prospects for 2002, as expressed by the Board at the end of the second quarter, remain largely unchanged, although the trend is slightly weaker. However the Group is implementing a number of measures to adjust the cost structure and further improve operations in all parts of the Group.

Oslo, 6 November 2002
The Board of Directors of Orkla ASA

ORKLA